UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42013

SuperX AI Technology Limited

(Translation of registrant’s name into English)

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On November 26, 2025, the Board of Directors of SuperX AI Technology Limited (the “Company”) authorized a share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares over the next twelve months.

Repurchases may occur from time to time in the open market or through privately negotiated transactions, in compliance with applicable securities laws, including the safe harbor provisions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934 and pursuant to Rule 10b5-1 trading plans. The timing, price, and volume of repurchases will depend on market conditions, liquidity, and applicable regulatory requirements. The program does not obligate the Company to repurchase any specific number of shares and may be suspended or discontinued at any time.

A copy of the press release announcing the share repurchase program is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2025	SuperX AI Technology Limited

	By:	/s/ Yu Chun Kit, Anderson
	Name:	Yu Chun Kit Anderson
	Title:	Executive Director

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